CONFIDENTIAL

October 25, 2004

Milos Djokovic
7730 Running Fox Way
Parker, Colorado 80134

Re: Offer of Employment - Zi Corporation of America, Inc.

Dear Milos:

I am pleased to herein offer you employment with Zi Corporation of America, Inc. under the following terms and conditions.

This agreement will be between Zi Corporation of America, Inc. (hereafter called the “Corporation”) and yourself (hereafter called the “Employee”). On acceptance of the following terms and conditions, a Confidentiality and Non-Competitive Agreement will be executed by both parties.

1.	Position
In this position of COO and CTO of Zi Corporation and the Corporation, the Employee will report to Mike Donnell, the CEO. Until further notice the principal place of business for this position is the Denver, Colorado metropolitan area.

2.	Terms
This agreement shall be effective October 15, 2004, or such earlier date as the parties may agree upon as practicable for the Employee. During the first three months of this agreement either party may terminate this agreement upon one month’s without notice or payment in lieu of notice. After the 3-month period, if the Corporation terminates your employment for a reason other than wrongful conduct on your part, then you will be entitled to 6 months of salary, and maintenance of benefits for 6 months.

3.	Duties and Responsibilities
Subject to reasonable direction from the Employee’s direct report and other senior management, the Employee shall travel to locations as defined by the CEO.

These duties and responsibilities are not exhaustive and may be changed at the Corporation’s discretion. In this regard, the Employee may not refuse any reasonable employment request by the Corporation. However, the Corporation agrees that it will not change your job title or executive status without your mutual agreement.

4.	Compensation
The Employee’s base salary will be USD$230,000 per annum payable in twenty-four equal instalments in arrears on the 15th and last day of the month. The Employee may be granted a bonus based on a target of 15%, as shall be determined in the sole discretion of the board of directors, which can be earned based upon performance goals set by the board of directors, payable in cash, or, if mutually agreed to Restricted Share Units or options.

Subject to regulatory approval, the Employee will be granted 230,000 options in Zi Corporation at US$3.40. The options will vest as follows: 1/3 of the options to vest six (6) months from date of grant, and 1/3 to vest twelve (12) months from date of grant, and 1/3 to vest twenty-four (24) months from date of grant. Upon change of control the vesting of all unvested stock options will accelerate. Following the termination of employment for any reason other than just cause, you shall have 90 days to exercise any vested stock options, or such other period of time as may be required by regulatory authorities.

5.	Reimbursement of Expenses
The Corporation shall reimburse the Employee for all Corporation authorized business expenses incurred by the Employee, in the course of employment provided that such expenses are reasonable and are supported by reasonable written documentation such as invoices and receipts where possible.

6.	Holiday Entitlement
a)	In addition to statutory holidays, the Employee is entitled to 15 working days non-cumulative vacation each year.
b)	It is understood and agreed that any ordinary vacation is subject to reasonable control over scheduling by the Corporation.

7.	Benefits
As a condition of employment, the Employee will participate in the Corporation’s group benefits plan, subsequent to the plan’s three-month waiting period.

8.	Policies
The Employee agrees to be bound by and to follow all workplace and employment policies of the Corporation, as such may be implemented or changed from time to time by the Corporation. The various policies will be made available to the Employee.

As mentioned above, a condition of this Offer of Employment is the execution of a Confidentiality and Non-Competition Agreement that will be prepared and forwarded to you upon receipt of a signed copy of this Offer of Employment.

Should the terms and conditions be agreeable to you, please execute a copy of this letter and fax to the Office Administrator at (403) 231-4596.

Yours truly,
Zi Corporation of America, Inc.

Mike Donnell
President and CEO

I hereby accept the terms and conditions of this Offer of Employment as set out herein.

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